Linkage Global Inc

August 2, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Keira Nakada
Lyn Shenk
Rucha Pandit
Dietrich King

Re:	Linkage Global Inc
Draft Registration Statement on Form F-1
Submitted May 9, 2023
CIK No. 0001969401

Ladies and Gentlemen:

This letter is in response to the letter dated June 5, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Linkage Global Inc (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “DRS No. 2”) is being confidentially submitted to accompany this letter.

Cover Page

1.	Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors and risk factors sections, as well. Please additionally amend your disclosure here as well as in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC and Hong Kong governments to transfer cash. On the cover page, provide cross-references to these other discussions. Lastly, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page and pages 11, 12, 13, 48 and 49 of the DRS No. 2 to state that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company or our subsidiaries by the PRC and Hong Kong governments to transfer cash.

Additionally, we have revised our disclosure on the cover page and pages 11 and 12 to discuss the limitations on our ability to transfer cash between us, our subsidiaries, or investors and to provide a cross-reference to our discussion of this issue in our summary, summary risk factors, and risk factors section.

We have revised our disclosure on the cover page and page 11 to (i) disclose that we have set up internal controls and procedures for cash flows among entities within our organization, (ii) summarize our cash management policies, and (iii) provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary

Summary of Risk Factors, page 6

2.	Please revise your disclosure so that each summary risk factor related to your operations in Hong Kong and China includes a cross-reference to the individual detailed risk factor, including the title and page, of the relevant risk factor.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 7 through 10 of the DRS No. 2.

Risk Factors, page 16

3.	Please revise your disclosure here and in your summary risk factors section to include a risk factor discussing your related party transactions with Qi Xiaoyu, Fuyunishiki Ryo, Wu Zhihua, Wu Shunyu and Ishiyama Real Estate Co. Ltd. In this regard, the disclosure on page 118 appears to suggest that the value of transactions related to the aforementioned individuals and entity is material to the company.

Response: In response to the Staff’s comment, we revised our disclosure on pages 7 and 30 of the DRS No. 2.

If HQT NETWORK fails to maintain the relationship with Google . .. ., page 18

4.	It appears you rely on Google’s rebate and incentive structure to generate all of your digital marketing operations revenue as well as a substantial portion of your total revenue. Please expand your disclosure here and elsewhere in the prospectus as appropriate to discuss in greater detail your relationship, including the material terms of any agreements or arrangements with Google. In this regard, we note your reference to an agency agreement as well as a detailed discussion of the rebate and incentive structure on page 88. Additionally, please file the agency agreement with Google as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on pages 22, 23 and page 108 of DRS No. 2 to discuss our relationship, including the material terms of any agreements or arrangements with Google. We respectfully advise the Staff that the agency agreement with Google will be filed once the registration statement is filed publicly.

The Operating Entities rely on third-party manufacturers to produce their private label smart products . . ., page 18

5.	It appears you rely on partnerships with third parties to manufacture the Operating Entities’ private label smart products. To the extent your business is materially dependent on such partnerships, please expand your disclosure here to identify these third parties and disclose the material terms of any agreements or arrangements with them. Additionally, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, we revised our disclosure on page 23 to identify the major partner manufacturers during the reporting periods and on page 105 of DRS No. 2 to describe the material terms of our agreements with the three major partner manufacturers identified. We respectfully advise the Staff that we will file these agreements as exhibits once the registration statement is filed publicly.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules . . ., page 27

6.	Please identify and disclose the percentage of voting power to be held by the controlling shareholders following the offering. Additionally, please disclose, if true, that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders in the event that you rely on the controlled company exemptions under the Nasdaq listing rules.

Response: We respectfully advise the Staff that we will disclose the requested information once the offering details are ascertained.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange . . ., page 37

7.	Please affirmatively state whether or not you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we revised disclosure on the cover page and pages 46 and 131 of the DRS No. 2.

Business

Further Strengthen our Supply Chain Integration, page 84

8.	Please revise your disclosure here as well as the summary risk factors and risk factors sections to disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: In response to the Staff’s comment, we revised our disclosure on pages 7, 29, 30 and 102 of the DRS No. 2.

Management, page 112

9.	We note your disclosure on page 16 that your business relies on the availability of the Operating Entities’ marketplace and software and as a result, is vulnerable to system interruptions and performance failures in technology infrastructures. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s data protection and supply chain.

Response: In response to the Staff’s comment, we revised our disclosure on page 139 of the DRS No. 2.

Where You Can Find Additional Information, page 152

10.	Please update your disclosure to include your internet address. Refer to Item 4(e) of Form F-1.

Response: In response to the Staff’s comment, we revised disclosure on page 181 of the DRS No. 2.

1. Organization and Principal Activities

Reorganization, page F-7

11.	We note that your reorganization involved acquisition of entities under common control, which you reflect as if the post-reorganization structure existed throughout the periods presented. Based on this information, your financial statements appear to be more appropriately described as “combined,” rather than as “consolidated.” Please revise your presentation or advise us why you believe you are not required to do so. Refer to ASC 810-10-45-10.

Response: In response to the Staff’s comment, we respectfully advise the Staff that since the reorganization has already been determined before the available issuance of the financial statement, and the reorganization is considered to be a transfer of net assets between entities under common control. As a result, the receiving entity, Linkage Global Inc., obtained the controlling financial interests through the reorganization. The current capital structure had been retroactively presented in prior periods as if such structure existed at that time. Therefore, with the controlling financial interests, we considered that it would be appropriate to describe the financial statements as “consolidated” and the disclosure will maintain status quo.

2. Summary of Significant Accounting Policies

Revenue Recognition

Cross-Border Sales, page F-12

12.	You state that you consider yourself the principal in the cross-border sales transactions because you are in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. You also state on page 80 that certain orders are shipped directly from the suppliers to the customers. For those transactions that are shipped directly by the suppliers to the customers, please clarify your disclosure to also state when and how you take control of the goods being sold and bear inventory risks. Refer to ASC 606-10-55-37A.

Response: In response to the Staff’s comment, we revised disclosure on pages F-11 and F-38 of the DRS No. 2. We respectfully advise the Staff that for products shipped directly from suppliers to customers, pursuant to ASC 606-10-55-37A(a), we conclude that we obtain the control of the products as we are primarily responsible for the contract and have pricing discretion. We are primarily responsible for the contract as we have the supplier discretion when executing orders and we are the only party that has a contractual relationship with customers. We establish and obtain substantially all of the benefits from transactions, i.e. consideration paid by customers. Therefore, we consider ourselves to be the principal in the transactions on the basis that we are primarily responsible to fulfill the promise and have the price discretion, pursuant to ASC 606-10-55-39. While for products shipped from us to customers, we consider ourselves the principal because we are in control of establishing the transaction price, arranging the whole process of transactions and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

13.	We note that the timing of the control transfer is different depending on whether the sales are made internationally or domestically. Please revise your disclosure to explain how this difference impacted your freight cost accounting. Refer to ASC 606-10-25-18A and 25-18B.

Response: In response to the Staff’s comment, we revised disclosure on pages F-11 and F-38 of the DRS No. 2. We respectfully advise the Staff that in accordance with our customary business practices, for cross-border sales, the delivery term is “Cost and Freight” (“CFR”, formerly known as “C&F”, in which the seller bears the freight costs) and “Free on Board” (“FOB”, in which the buyer bears the freight costs) shipping point. The majority of transactions were based on FOB. Under both delivery terms, once the products are loaded on board, control of products has transferred. Since shipping activities are performed after customers obtain control of the products, we elect to account for shipping as activities to fulfill the promise to transfer the goods, in accordance with ASC 606-10-25-18B. Therefore, freight costs are accrued when products are delivered to the designated location, before shipping activities occur. For the remaining domestic sales, the control of products has transferred upon the time when the products are delivered to the place designated by customers. Shipping activities are performed before customers obtain control of the goods, and hence, should not be considered a separate performance obligation. As a result, both cost of goods and freight costs are recognized at the same time when products are delivered to the designated location, after shipping activities are completed. Revenue generated from cross-border sales is recognized based on the product value specified in the contract at a point in time when the control of products has transferred for both international sales and domestic sales.

Integrated E-Commerce Services, page F-12

14.	Please revise your disclosure to clarify whether you recognize revenues based on estimated amount (e.g. of Advertiser spend) and how you determined that it is probable that a significant revenue reversal will not occur. Refer to ASC 606-10-32-11.

Response: In response to the Staff’s comment, we revised disclosure on pages F-12 and F-39 of the DRS No. 2.

3. Segment Information, page F-16

15.	Please disclose the disaggregation of long-lived assets other than financial instruments by geography as required under ASC 280-10-50-41(b).

Response: In response to the Staff’s comment, we revised disclosure on pages F-16 and F-43 of the DRS No. 2.

Notes to the Consolidated Financial Statements

10. Long-term Debts, page F-19

16.	Please tell us what the amounts in the column labeled “Principal” represent and clarify in your disclosure how to correlate with the amounts in the “long-term” and “current portion” columns.

Response: We respectfully acknowledge the Staff’s comment and revised disclosure on pages F-20 and F-46 of the DRS No. 2. The column labeled “Principal” represents the original amount presented in the loan agreements, while the amounts in the “long-term” and “current portion” columns represent the remaining balances for each loan as of September 30, 2022 and 2021. The amount in the “Principal” column cannot be reconciled with the amounts in the “long-term” and “current portion” columns; therefore, to avoid any confusion, we have removed the “Principal” column for both footnote “Short-term Debts” and footnote “Long-term Debts”.

19. Subsequent Events

Share Split, page F-27

17.	Please tell us what consideration you gave to retroactively reflecting the stock split that occurred after year-end but before issuance of the financial statements. Refer to SAB Topic 4.C.

Response: We respectfully acknowledge the Staff’s comment and revised disclosures on pages F-2 through F-4 and F-29 through F-31 of the DRS No. 2. In accordance with SAB Topic 4.C., the stock split described in footnote “Subsequent Event” must be given retroactive effect in the balance sheet, as it occurred after the date of the latest reported balance sheet but before the release of the financial statements. We have expanded the disclosure to clarify that stock split was also considered and financial statements were retrospectively adjusted to reflect stock split.

General

18.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

19.	Please define or include descriptions of what it means to be an “authorized agent” as it relates to your partnership with Google.

Response: We respectfully advise the Staff that the “authorized agent” refers to an entity that collaborates with Google and obtains authorized qualification from Google. As an authorized agent for Google, the entity is responsible for identifying and procuring advertisers to purchase advertising inventory from Google, facilitating the transaction process, and assisting with advertisement deployment. In response to the Staff’s comment, we included a definition of “authorized agent” on page ii of DRS No. 2.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhihua Wu
Name:	Zhihua Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC